United States

Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: First United Corporation

NAME OF PERSONS RELYING ON EXEMPTION: Driver Management Company LLC

ADDRESS OF PERSON RELYING ON EXEMPTION: 215 East 72nd Street, New York, NY 10021

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

ATTENTION FUNC SHAREHOLDERS

IT’S TIME TO FIND OUT WHO WANTS THE FUNC:

DEMAND THAT FUNC IMMEDIATELY HIRE QUALIFIED AND EXPERIENCED FINANCIAL ADVISORS AND EXPLORE A SALE;

VOTE AGAINST FUNC’S NOMINEES FOR DIRECTOR; AND

VOTE AGAINST APPROVING THE COMPENSATION PAID TO FUNC’S EXECUTIVE OFFICERS IN 2018

Driver Management Company LLC (“Driver”) is providing all shareholders of First United Corporation (“FUNC”) with the following information regarding FUNC’s 2019 annual meeting.

Your vote is important

Per FUNC’s 2019 Proxy Statement1, election of directors requires the affirmative vote of a majority of shares voted at the annual meeting. Unless FUNC’s nominees receive the affirmative vote of a majority of share voted at the annual meeting, they will not be elected. The withholding of a vote for a director nominee will have the same effect as voting against that nominee.

Whether intentionally or not, FUNC has empowered shareholders with a meaningful voice—make it count!

Numerous potential buyers exist who trade at a significant premium to FUNC

A number of banks operate in or adjacent to FUNC’s markets that trade at a premium to FUNC. These banks may or may not have an interest in acquiring FUNC, but Driver believes that a well thought out and executed sale process run by experienced investment bankers would likely elicit some level of interest from a number of these in (or adjacent) market banks, as well as other potential buyers. Among those banks that may have potential interest are:2

	P/TBV (%)	P/NTM EPS (x)	Market Cap ($M)
CHCO	263.9	14.5	1,259.4
UBSI	213.5	14.3	3,704.9
WSBC	204.7	12.0	2,170.3
UBSH	185.7	11.3	2,651.6
OLBK	162.8	10.6	424.9
SASR	156.3	9.9	1,118.1
FUNC	115.3	N/A3	122.3

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1 Directors are elected by the affirmative vote of a majority of all shares of Common Stock voted at the Annual Meeting. http://www.sec.gov/Archives/edgar/data/763907/000114420419015122/tv516747_def14a.htm

2 Market data and pricing ratios are as of March 29, 2019 and per S&P Global Market Intelligence.

3 No research analysts currently cover FUNC and no estimates of future earnings are available.

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Driver believes that FUNC would be worth substantially more in a sale than independent and that FUNC should immediately hire experienced investment bankers to run a sale process in order to maximize value for all FUNC shareholders.

Significant questions exist as to FUNC’s ability to profitably grow earnings going forward

Given potential constraints regarding liquidity (evidenced by a loan to deposit ratio of 94.36%)4 and capital (evidenced by a tangible common equity/tangible assets ratio of 7.72%), shareholders want to know whether, going forward, FUNC will be able to both grow earnings and improve their lackluster return on equity. Certainly, recent actions, such as adding two short-term brokered certificates of deposit (aggregating $25 million and increasing the cost of time deposits greater that $250,000 by 70 basis points quarter over quarter) along with FUNC’s increase in short term borrowings by $28.9 million in the fourth quarter, raises the question of whether any future growth in earnings will be at the expense of improvement in important profitability metrics.

IT’S TIME TO FIND OUT WHO WANTS THE FUNC

Given the likelihood of FUNC’s ability to find a buyer who would pay a meaningful premium to FUNC’s current market value as well as potential challenges to FUNC’s ability increase (or maintain) shareholder value on a independent basis, Driver believes that FUNC should take immediate and decisive steps to maximize shareholder value and urges other shareholders to (i) demand FUNC immediately hire qualified and experienced financial advisors and explore a sale; (ii) vote against FUNC’s nominees for director; and (iii) vote against approving the compensation paid to FUNC’s executive officers in 2018.

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4 Financial and operating data is as of December 31, 2018 and per S&P Global Market Intelligence unless otherwise noted.

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IMPORTANT NOTICE: This communication is NOT a solicitation of proxies and Driver is not seeking authority to vote any proxy in connection with FUNC’s 2019 annual meeting of shareholders. Driver is not asking for your proxy card and will not accept proxy cards if sent. ’

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April 2, 2019

Contact

Abbott Cooper

Driver Management Company LLC

(917) 744-7758

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